UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140781105

(CUSIP Number)

Morgan D. Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,093,307 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,093,307 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,093,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 271,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,093,307 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,093,307 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,093,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 271,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,093,307 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,093,307 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,093,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 271,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,093,307 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,093,307 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,093,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017. Includes 271,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed by the Reporting Persons with the Commission on October 3, 2016, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on March 3, 2016 (as amended, the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Carbo Ceramics Inc.139 (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original 13D is hereby amended by adding the following:

As of the date hereof, the Reporting Persons have acquired an additional 498,574 shares of Common Stock for an aggregate purchase price of $3,586,830.90, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 of the prior 13D is hereby amended by adding the following:

The securities described in this Statement are being held by the Reporting Persons for investment purposes. The Reporting Person may acquire additional common stock of the Issuer through public or private purchases. The Reporting Persons may exercise the warrants described in Item 4 of the Schedule 13D and subsequently dispose of the underlying common stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of their general investment strategies, market conditions, or other factors.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate (subject to applicable contractual restrictions, including the Equity Cap under the Stockholders Agreement), including: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) advocating a sale or transfer of a material amount of assets of the Issuer or its subsidiaries or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,093,307 shares of Common Stock, representing approximately 11.3% of the Issuer’s issued and outstanding shares of Common Stock, based on 27,139,979 shares of Common Stock of the Issuer issued and outstanding as of April 21, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, filed with the Commission on April 27, 2017 and including 271,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

Dan Wilks and Staci Wilks each beneficially own 1,250,143 shares of Common Stock, representing 4.6% of the Issuer’s issued and outstanding Common Stock. Wilks Brothers beneficially owns 1,843,164 shares of Common Stock, representing 6.7% of the Issuer’s issued and outstanding Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly beneficially own the 1,843,164 shares of Common Stock directly beneficially owned by Wilks Brothers. Dan Wilks and Staci Wilks are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person. Dan Wilks and Farris Wilks are brothers, and may and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

(b) Dan Wilks and Staci Wilks each have shared power to vote and power to dispose of 1,250,143 shares of Common Stock. Wilks Brothers has sole power to vote and power to dispose of 1,843,164 shares of Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly have the power to direct the voting and the power to direct the disposition of the 1,843,164 shares of Common Stock directly beneficially owned by Wilks Brothers.

(c) The following transactions in the Common Stock were effected in the past 60 days by the Reporting Persons:

Name of Reporting Person	Nature of Transaction	Securities Purchased/ (Sold)		Price Per Share ($)	Date of Purchase/Sale
Dan Wilks and Staci Wilks	Purchase of Common Stock	250,000		$6.875	May 4, 2017
Wilks Brothers LLC	Purchase of Common Stock	4,600	*	$8.41	April 27, 2017
Wilks Brothers LLC	Purchase of Common Stock	400	*	$8.41	May 1, 2017
Wilks Brothers LLC	Purchase of Common Stock	30,697		$6.92	May 4, 2017
Wilks Brothers LLC	Purchase of Common Stock	212,877		$7.58	May 5, 2017

*	These shares were acquired by the Reporting Persons upon exercise by a counterparty of a put option written by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except as set forth above in Items 4, 5 and 6 of this Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).